Exhibit 99.1

PYROGENESIS CANADA INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102

TO:	KPMG LLP (“KPMG”)
Raymond Chabot Grant Thornton LLP (“RCGT”)

AND TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
The Office of the Superintendent of Securities (Prince Edward Island)

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs/Mesdames:

Notice is hereby given, pursuant to Section 4.11 of NI 51-102, of a change of auditor of PyroGenesis Canada Inc. (the “Corporation”).

1.	KPMG, the former auditor of the Corporation, tendered its resignation May 20, 2021 and the board of directors of the Corporation (the “Board”) has appointed RCGT as successor auditor in its place, effective as of May 21, 2021.

2.	KPMG resigned at the Corporation’s request.

3.	The resignation of KPMG and appointment of RCGT in its place has been approved by the Board.

4.	KPMG has not expressed a modified opinion on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed financial years and ending on the date of resignation.

5.	There are no reportable events (as defined under 4.11(1) of NI 51-102).

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Signed this 21st day of May 2021.

PYROGENESIS CANADA INC.

By:	/s/ P. Peter Pascali
Name: P. Peter Pascali
Title: President and CEO